CONSENT OF QUALIFIED PERSON

I, Philip Edward Jankowski, confirm that:

I am the Qualified Person for the Mineral Resource section of the Annual Information Form of Nevsun Resources Ltd. dated March 27, 2018 (“AIF”).

I have read National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and understand these Standards as pertains to the work for which I am responsible as disclosed in the AIF.

I am Chief Resource Geologist of the Bisha Mining Share Company, a graduate of the Australian National University with a Bachelor of Science degree in Geology in 1986 and a Graduate Diploma in Geology in 1988, and a graduate of the University of Western Australia with a Master of Science degree in Geology in 2000. I am a Member of the Australasian Institute of Mining and Metallurgy and a Chartered Professional (Geology). I have 29 years’ mining industry experience, including resource estimation, consulting, open pit and underground mine geology, and exploration roles in a wide range of metallic deposits.

I am a Qualified Person as defined in NI 43-101, having 29 years of experience which is relevant to the style of mineralization and type of deposit described in the AIF, and to the activity for which I am accepting responsibility.

I have reviewed the AIF to which this statement of consent applies.

I am not independent of the issuer as described by Section 1.4 of NI 43-101.

I verify that the information in the AIF is based on and fairly and accurately reflects in the form and context in which it appears, the information in my supporting documentation relating to Mineral Resources.

I consent to the release of the AIF and this statement of consent by Nevsun Resources Ltd.

Dated this 18th day of March 2018

“Philip Jankowski”

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Signature of Qualified Person

Philip Edward Jankowski MSc MAusIMM(CP)

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